Höganäs

Date/Datum: 21 January 2005
Our ref./Unser Zeichen: CL/bh
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Your ref./Ihr Zeichen

Securities and Exchange
Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

Attention: Special Counsel, Office of
International Corporate Finance




05005479

Dear Sir or Madam,

Re.: Rule 12g3-2(b)
File No. 82-3754

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Höganäs AB is subject to the Exchange Act.

Yours sincerely,
HÖGANÄS AB (publ)

Claes Lindqvist
President

Encl. Press release

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon +46 42 33 80 00
Telefax +46 42 33 83 60
Telex 72368 HBADMS

Executive Group +46 42 33 80 80

Date/Datum

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Rule 12g3-2(b)

File No. 82-3754

Claes Lindqvist, President and CEO of Höganäs for over 14 years, has announced his intention to utilise the option to take up his pension agreed with the company.

Accordingly, an agreement has been reached for Mr Lindqvist to leave his position coincident with the Annual General Meeting in May 2005.

The Board of Directors

Höganäs, Sweden 26 November 2004

Bl. 4730

Date/Datum | Our ref./Unser Zeichen

Your letter/Ihre Nachricht vom | Your ref./Ihr Zeichen

Rule 12g3-2(b)

File No. 82-3754

New President and CEO in Höganäs

Alrik Danielson, 42 years old, MBA, has been appointed President and Chief Executive Officer, CEO, of Höganäs AB.

At present Alrik Danielson is President of the SKF Group's Industrial Division, turnover of SEK 15 billion and 10 500 employees, and member of the Group's Executive Committee. He joined SKF in 1987 and has held a number of executive positions within the Group including President of SKF do Brazil.

Alrik Danielson will assume his new position on May 11, 2005 in connection with Höganäs AB's Annual General Meeting, when Claes Lindqvist retires as earlier announced.

Höganäs 21 January 2005

The Board of Directors

Bl. 4730

Postal address/Postanschrift
Höganäs AB (publ)
S-263 83 Höganäs
Sweden/Schweden

Org. No. 556005-0121

Telephone/Telefon
+46 42 33 80 00

Telefax
+46 42 33 83 60

Telex
72368 HBADMS